FREAKIN FITNESS, LLC

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

1. Background. The undersigned ("Investor") understands that Freakin Fitness, LLC, a Florida limited liability (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding as promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and

non-accredited investors up to $1,069,950 of Preferred Membership Units (each a “Unit” and, collectively, the “Units”) at a price of $75.00 per Unit (the applicable purchase price paid by the undersigned being the “Purchase Price”). The Units have the relative rights, preferences, privileges and priorities specified in the Operating Agreement (the “Operating Agreement”) of the Company, a copy of which has been provided to Investor as part of the Form C and Offering Statement materials and receipt of which is hereby acknowledged. The minimum amount or target amount to be raised in the Offering $50,025 (the “Target Offering Amount”) and the maximum amount to be raised in the offering is $1,069,950 (the “Maximum Offering Amount”). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company’s management. The Company is offering the Units to prospective investors through the platform. The Platform is registered with the Securities and Exchange Commission (the “SEC”), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Platform a commission of 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Platform at www.wefunder.com.

2. Subscription. Subject to the terms of this Agreement and related Offering Statement and the SPV Subscription Agreement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned’s subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Platform through the Platform’s website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company’s behalf and the SPV Subscription Agreement is executed by all parties. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Platform’s website (the “Offering Deadline”).

3. Company’s Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of Units than Investor subscribes to purchase or may choose not to sell any Units to Investor. If the Company accepts Investor’s subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase Units at the Purchase Price, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor’s subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Voting. The holders of these Units shall not have voting rights except as set forth in the Operating Agreement of the Company and as required by law.

6. Distributions. Distributions shall be made in accordance with the provisions of the Operating Agreement of the Company and generally such distributions shall be made to the members of the Company holding Preferred Units and Common Units pro rata in proportion to their aggregate holdings of Preferred Units and Common Units treated as one class of units.

7. Liquidation. Distributions upon liquidation of the Company shall be made in accordance with the provisions of the Operating Agreement of the Company and generally such disbursements shall be made to the Preferred Members (as that term is defined in the Operating Agreement) prior to disbursements are made to Common Members (as that term is defined in the Operating Agreement).

8. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

a. The undersigned acknowledges receipt of the Company's Operating Agreement and agrees to be bound by its terms.

b. The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

c. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

d. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

e. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

f. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Platform or any of their respective affiliates shall not be considered investment advice or a recommendation to

purchase the Units, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

g. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

h. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

i. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

j. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

k. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

l. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

m. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed

appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

n. The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

o. The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

p. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

q. Risks. The undersigned acknowledges that there are significant risks involved in this investment including those described in the Form C and further acknowledges the following risk of investment:

   HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING

RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE DISCLOSURE MATERIALS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. THE UNDERSIGNED UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

9. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

a. Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Florida and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

b. Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of formation or Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

10. SPV Subscription Agreement; Lead Investor; Limited Voting Rights. The undersigned acknowledges that the Units being acquired do not have voting rights except as may be required by law and that major actions may be taken without the vote of the holders of the Units. To the extent that a vote of the Units is required by law, any such vote is controlled by the terms of the

SPV Subscription Agreement that must be executed in conjunction with this investment. The undersigned member, and any successors or assigns of the undersigned, agree to be bound by the terms of the SPV Subscription Agreement.

11. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

12. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

13. General Provisions.

a. Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the Company at the address provided above, or to the Investor at the address provided to the Platform.

b. Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida.

d. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The prevailing party shall be entitled to an award of reasonable attorney fees. The place of arbitration shall be Richmond, VA. Hearings will take place pursuant to the standard procedures of the Commercial Arbitration Rules that contemplate in person hearings. The arbitrators will have no authority to award punitive or other damages not measured by the prevailing party's actual damages, except as may be required by statute. The arbitrator(s) shall not award consequential damages in any arbitration initiated under this section. Any award in an arbitration initiated under this clause shall be limited to monetary damages and shall include no injunction or direction

to any party other than the direction to pay a monetary amount. Each party shall bear its own costs and expenses and an equal share of the arbitrators' and administrative fees of arbitration.

e. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

f. Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

g. Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

h. Entire Agreement. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Preferred Units by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
Freakin Fitness LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited